[KNIGHT CAPITAL GROUP, INC. LETTERHEAD]

April 9, 2009

Ms. Jessica Barberich

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-4561

RE:	Knight Capital Group, Inc. (“Knight” or “the Company”) Form 10-K for the year ended December 31, 2007 File No. 0001-14223

VIA EDGAR

Dear Ms. Barberich,

I am writing in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated March 11, 2009, relating to Knight’s Form 10-K for the year ended December 31, 2007 (“2007 Form 10-K”). For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•	Knight is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Knight may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

In cases where the relevant comment relates to a disclosure that is required for our annual filings, we will include revised disclosures in our future annual filings, beginning with our Form 10-K for the year ended December 31, 2009. Where the relevant comment relates to a disclosure that is required for our quarterly filings, we will include revised disclosures in our future quarterly filings, beginning with our Form 10-Q for the quarter ending March 31, 2009.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Operations, page 58

1.	We have reviewed your response to prior comment 1. We continue to believe that you are not the primary obligor of your soft dollar arrangements; furthermore, we do not believe that there are significant other indicators of gross reporting. Therefore, you should present your soft dollar arrangements on a net basis, rather than gross in accordance with EITF 99-19. In future filings please revise the presentation in your statements of operations accordingly.

Response:

In our future filings we will revise the presentation of soft dollar expense so that such amounts are netted against Commissions and fees on our Statements of Operations.

2.	We note that you present a subtotal titled “Revenues, net of transaction-based expenses” on the face of your statements of operations. Since presenting this subtotal is not consistent with Chapter 4 of the AICPA’s Brokers and Dealers in Securities guide, please remove this subtotal in future filings and present all direct expenses together.

Response:

In our future filings we will remove the subtotal “Revenues, net of transaction-based expenses” from the face of our Statements of Operations.

Note 10 – Direct Edge ECN, Page 72

3.	We note your response to comment 4 and the revised disclosure in your 2008 Form 10-K. Since income statement treatment in consolidation for issuances of stock by a subsidiary represents a choice among alternative accounting methods and, therefore must be applied consistently to all stock transactions in the future that meet the conditions for income statement treatment detailed in SAB 5H for any subsidiary, please also revise your accounting policy footnote in future filings to disclose your policy. See questions 5 and 6 of SAB 5H for reference.

Response:

In our future filings we will expand our accounting policy footnote to address our policy for accounting for issuances of stock of a subsidiary. Such disclosure will clearly indicate that we have chosen the income statement recognition alternative.

Note 24 – Subsequent Events, page 82

4.	We note your responses to comment 5; you state that you do not believe that EITF 04-5 is applicable to the Deephaven Transaction. Please additionally tell us how you considered EITF 96-16 when evaluating your consolidation policy for Deephaven Holdings and provide us with your analysis, if applicable. Furthermore, in future filings please expand your accounting policy footnote to detail your consolidation policy for less-than-wholly owned subsidiaries and provide us with your proposed disclosure in your response.

Response:

In our response to prior comment 5, we stated that Deephaven Holdings, which is a Delaware limited liability company, operates under governance provisions that are the functional equivalent of a general partnership, as opposed to a limited partnership. As EITF 04-5 only applies to limited partnerships we stated that we did not believe that EITF 04-5 was applicable to the Deephaven Transaction.

Similarly, we do not believe that EITF 96-16 is applicable to the Deephaven Transaction as that guidance is limited to investments in which the investor has a majority voting interest in investees that are corporations or analogous entities (such as limited liability companies that have governance provisions that are the functional equivalent of a corporation structure). As discussed in our previous response to prior comment 5, we believe that Deephaven Holdings has corporate governance provisions that are akin to a general partnership as each of the members actively participates in the management of the entity. Although certain specified day-to-day functions are delegated by the Board of Managers to the President and Chief Executive Officer (per the limited liability company operating agreement (the "LLC Agreement") of Deephaven Holdings, "subject to the absolute direction, supervision and control of the Board of Managers"), the participation of the Board of Managers (which includes representatives of each of Knight and Deephaven Partners) in the management of the business is of significantly greater breadth and depth than would be the case for a board of directors if Deephaven were operating under a standard corporation structure. For example, Section 6.04 of the LLC Agreement contains an extensive list of actions that may not be taken without the approval of the Board of Managers (in many cases, a "super-majority" approval requiring agreement of representatives of both Knight and Deephaven Partners), meaning that Knight and Deephaven Partners, through their respective representatives on the Board of Managers, are extensively involved in operational and strategic activities and decisions of the Deephaven business. As such, Deephaven Holdings exhibits strong characteristics of active and direct management by its owners (similar to a general partnership) as opposed to passive ownership that characterizes a corporate or limited partnership structure. Since Deephaven Holdings is not a corporation or a limited liability company that has governance provisions that are the functional equivalent of a regular corporation, we do not believe that EITF 96-16 is applicable to the Deephaven Transaction.

In future filings we will expand our Significant Accounting Policies footnote to address our policy for accounting for less-than-wholly owned subsidiaries. Please see Exhibit 1 attached for our proposed disclosure.

5.

We note your response to comment 8; you disclose that you prepared future cash flow models in order to determine that the economics of the profit sharing between your company and the Deephaven Managers remained essentially unchanged after the transaction. You also disclose that the Deephaven Manager Pool under the 2006 Employment Agreements was calculated in a manner that is substantially identical to the annual net income allocation to Deephaven Partners under the LLC Agreement. Furthermore, you disclose that the 2006 Employment Agreements had three-year terms and included a right of renewal by the Deephaven Managers through 2012 under certain circumstances. Please compare the non-cancellable term of the 2006 Employment Agreements to the terms of the LLC agreement and explain how the difference was considered in your cash flow analyses. It appears that Deephaven Partners is entitled to receive distributions for a different time period under the LLC agreement than the 2006 Employment Agreements.

Response:

As explained in more detail below, we believe that, notwithstanding an apparent differential in the duration of the entitlements of the Deephaven Managers to compensation/distributions when comparing the 2006 Employment Agreements to the post-Deephaven Transaction arrangements, in fact the appropriate assumption was that in practice the time periods applicable to the compensation/distribution structure under both scenarios was virtually identical.

The 2006 Employment Agreements were for a term of three years with an option for the Deephaven Managers to unilaterally renew the term for another three years. Except for a termination for “cause” or in the event that average assets under management of Deephaven dropped to a level of $1.25 billion or less (which was considered to be unlikely at the time that the 2006 Employment Agreements were signed as assets under management then were $4.2 billion), the 2006 Employment Agreements were not unilaterally cancelable by Knight during this six-year period.

As described in our previous response to prior comment 8, upon the formation of Deephaven Holdings, each of the 2006 Employment Agreements was automatically replaced with a new employment agreement (each, a “New Employment Agreement”) which provides each Deephaven Manager with annual compensation and benefits similar to their 2006 Employment Agreements except that they are no longer entitled to awards under the Deephaven Manager Pool and, except for the First Fiscal Year distributions, are no longer provided minimum annual guarantees. The New Employment Agreements commenced February 1, 2008 and have an initial term of three years with unlimited annual renewals at the option of the relevant Deephaven Manager, subject only to termination for "cause".

Pursuant to the Deephaven Holdings LLC Agreement, distributions of profits (if any) of the Deephaven business to the members of Deephaven Holdings under the formulas set forth in the LLC Agreement continue for the duration of the existence of Deephaven Holdings, which is perpetual unless terminated in accordance with the terms of the LLC Agreement. Pursuant to the terms of the LLC Agreement, the termination of Deephaven Holdings would only occur following either (i) the dissolution, liquidation or final adjudication as bankrupt or the filing of a voluntary petition in bankruptcy of Deephaven Partners; or (ii) the mutual written consent of all of the members.

In preparing our cash flow analyses, we considered the discounted present value of projected future cash flow to both Knight and the Deephaven Managers/Deephaven Partners under the 2006 Employment Agreements as well as under the replacement LLC profit-sharing model. Although the 2006 Employment Agreements had a finite legal term, we also took account of a business assumption that the Deephaven Managers' 2006 Employment Agreements would have been continued to be renewed in future periods as long as the Deephaven Managers (and thereby Deephaven) continued to perform in an acceptable manner.

We believe that this was a valid and critical assumption for our cash flow models as Deephaven had a history of maintaining a profitability-based bonus pool under which a substantial portion of pretax earnings were awarded as compensation to the senior management team responsible for building and maintaining the business (i.e., the Deephaven Managers). This compensation model is also consistent with hedge fund industry convention, where senior managers are compensated based upon the profits that they generate for the management company (i.e., Deephaven).

Given the nature of Deephaven’s business and its reliance on the personal and long-standing relationships between the Deephaven Managers and Deephaven’s investors/clients, as well as the Deephaven Managers’ reputations and track records, we believed that it would be unrealistic and unreasonable to ignore the fact that it was highly unlikely that Deephaven could continue to function as a viable business unless it was able to retain the services of the Deephaven Managers and continue to pay them a significant share of the profits of the business (most likely on the model set forth in the 2006 Employment Agreements). In addition to developing and maintaining the key relationships with investors/clients, the Deephaven Managers are also responsible for running the day-to-day operations of Deephaven and overseeing the investment advisory processes that are critical to Deephaven’s success. Knight does not otherwise have this specialized expertise and would not be able to successfully operate the Deephaven business without the continued employment of the Deephaven Managers. As such, we included an assumption that there would be an ongoing obligation to compensate the Deephaven Managers in developing our cash flow analyses under the pre-Deephaven Transaction model.

Although there is a difference between the remaining term of the 2006 Employment Agreements upon formation of Deephaven Holdings (4 years, 11 months), on the one hand, and the term of the New Employment Agreements (three years, with unlimited one-year renewals) and the potential profits distribution from Deephaven Holdings (perpetual until Deephaven Holdings terminates), on the other hand, because of the above-described assumption relating to the pre-Deephaven Transaction period we do not believe that the replacement of the 2006 Employment Agreements with the New Employment Agreements and the right to receive profits distributions from Deephaven Holdings under the LLC Agreement had significant compensatory value to the Deephaven Managers.

In our cash flow analyses, we also considered cases where Deephaven might generate net losses due to poor performance and/or reduced assets under management. In these circumstances, the cash flows to the Deephaven Managers/Deephaven Partners are actually decreased as a result of the formation of Deephaven Holdings for all periods after the year of formation as a result of the absence of annual compensation guarantees under the New Employment Agreements as compared to the inclusion of such guarantees in the 2006 Employment Agreements. Although a loss scenario was not considered to be the most likely scenario at the time that Deephaven Holdings was formed, this is in fact the scenario that actually occurred in the initial year of formation of Deephaven Holdings (i.e., 2008) as Deephaven suffered pre-tax losses which, solely because it was the first year of formation, resulted in Deephaven Partners receiving a cash distribution equal only to the amount of compensation that the Deephaven Managers would have received had they remained employed under the terms of their 2006 Employment Agreements (i.e., the minimum annual guaranteed amount).

We note that Deephaven is expected to record a pre-tax loss for 2009 and, as a result, Deephaven Partners (and, therefore, the Deephaven Managers) will receive no distributions with respect to their profits interests in Deephaven Holdings; by comparison, had the 2006 Employment Agreements still been in effect, the Deephaven Managers would have received their annual guaranteed minimum compensation.

As disclosed in a Form 8-K furnished on January 27, 2009, Knight announced that Deephaven and its subsidiaries entered into an asset purchase agreement along with Stark & Roth, Inc. (“Stark”), Knight, the Deephaven Managers and Deephaven Partners under which Deephaven agreed to sell substantially all of its assets to Stark. In a Form 8-K furnished on April 1, 2009, Knight announced that this asset sale had closed on March 31, 2009. As a result of this sale, Deephaven is not expected to have any continuing business as of April 1, 2009, and we expect that Deephaven and Deephaven Holdings will both be dissolved in due course following an orderly settlement of remaining assets and liabilities.

*         *         *

Please contact me at (201) 222-9400 or (201) 557-8015 (fax) with any further questions or comments.

Sincerely,

/s/ Steven Bisgay

Senior Managing Director and Chief Financial Officer

Exhibit 1

Proposed Addition to Significant Accounting Policies

Basis of Consolidation and form of presentation

The accompanying Consolidated Financial Statements, prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) include the accounts of the Company and its subsidiaries. The Company consolidates all of its wholly-owned subsidiaries as well as any subsidiary in which it has a controlling financial interest or where it is considered to be the primary beneficiary. In circumstances where the voting interest model prescribed by ARB 51 Consolidated Financial Statements is applicable, a controlling financial interest is generally indicated by direct or indirect ownership of over fifty percent of the outstanding voting shares of the subsidiary. In circumstances where the variable interest model prescribed by FIN 46(R) Consolidation of Variable Interest Entities (“FIN 46(R)”) applies, the Company considers the various factors indicated by FIN 46(R) to determine whether the Company is the primary beneficiary, which is the party that absorbs a majority of the subsidiary’s expected loses, receives a majority of its expected residual returns, or both.

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